Exhibit 23


                        CONSENT OF INDEPENDENT ACCOUNTANTS


Employee Benefits and Compensation Committee
Republic National Bank of New York



We consent to the incorporation by reference in the Registration Statement (No.33-44048) on Form S-8 of Republic New York Corporation of our report dated June 18, 1997, relating to the statements of net assets available for plan benefits of the Profit Sharing and Savings Plan of Republic National Bank of New York as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 1996 and all related schedules, which report appears in the December 31, 1996 Annual Report on Form 11-K of the Profit Sharing and Savings Plan of Republic National Bank of New York.


                                      KPMG Peat Marwick LLP



New York, New York
June 25, 1997